MassMutual Premier Funds - N-SAR Exhibits

For Period Ending 10/31/09
File No. 811-08690

Item 77C. Submission of matters to a vote of security holders

The Board of Trustees of the MassMutual Premier Funds unanimously approved on June 23, 2009, an Agreement and Plan of Reorganization pursuant to which the MassMutual Premier Strategic Income Fund (“Premier Strategic Income Fund”) would be reorganized with and into the Oppenheimer Strategic Income Fund (the “Reorganization”).  Pursuant to a written consent, dated October 23, 2009, Massachusetts Mutual Life Insurance Company, in its capacity as the majority shareholder of the Premier Strategic Income Fund, approved the Reorganization, as presented in the Prospectus/Information Statement dated September 22, 2009.  The Reorganization was completed prior to the opening of business on October 27, 2009.

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Premier High Yield Fund (Series 11)

On September 23, 2009, Registrant purchased notes issued by GeoEye Inc. having a total par value of $175,000 at a price of 97.26.  The total aggregate purchase price for the notes amounted to $170,208.50.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  JP Morgan Chase & Co. was the broker from whom the Fund purchased the notes.

MassMutual Premier Diversified Bond Fund (Series 17)

On September 23, 2009, Registrant purchased notes issued by GeoEye Inc. having a total par value of $20,000 at a price of 97.26.  The total aggregate purchase price for the notes amounted to $19,452.40.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  JP Morgan Chase & Co. was the broker from whom the Fund purchased the notes.